Exhibit 99.1

PRESS RELEASE

Formula Systems Declares a Special Cash Dividend of $200 Million, or $13.045 Per Share, for Year 2025

Or Yehuda, Israel, May 14, 2026 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced that its board of directors has approved the distribution of a special cash dividend, based on Formula’s results for 2025, including, in particular, the completion of the acquisition of Sapiens by Advent, of $13.045 per share, or approximately $200.0 million in total.

The dividend will be paid on June 4, 2026 to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on May 25, 2026. The dividend will be paid in U.S dollars both with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and its American Depositary Receipts traded on the Nasdaq Global Select Market.

In reaching its decision to declare the special dividend, the Board of Directors evaluated such factors as the current and foreseeable liquidity and capital needs of Formula and felt comfortable declaring the special dividend and rewarding our longstanding shareholders.

“This dividend distribution to Formula’s shareholders underscores our company’s financial performance and our unwavering confidence in our strategic execution,” stated Guy Bernstein, CEO of Formula Systems. “We remain confident that strong performance across our investment portfolio will continue to drive accretive growth and provide significant cash generation. I thank our shareholders for their steadfast loyalty and support and look forward to continuing our growth trajectory in the coming years.”

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389305

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula Systems’ (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers and competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment; risks related to industries, such as healthcare, defense and telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, geopolitical conflicts, wide-spread epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on May 13, 2026, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.